

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

James Mish
Chief Executive Officer
22nd Century Group, Inc.
8560 Main Street, Suite 4
Williamsville, New York 14221

> **Re: 22nd Century Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 21, 2020**
> **File No. 333-239981**

Dear Mr. Mish:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing